United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2007
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

AMS HEALTH SCIENCES INC
Full Name of Registrant

Former Name if Applicable
711 N.E. 39th Street
Address of Principal Executive Office (Street and Number)
Oklahoma City, Oklahoma 73105
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 27, 2007, AMS Health Sciences, Inc. (the “Company”) filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Western District of Oklahoma (the “Bankruptcy Court”) (Case No. 07-14678) (the “Bankruptcy Case”). The Company has continued to manage its properties and operate its businesses as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

Concurrent with the bankruptcy, the Company has been undertaking an orderly downsizing of its operations. As a result, the Company has reduced its operations and significantly reduced its workforce, management and administrative staff.

The process of filing the petition for relief and related activities coupled with the lack of personnel available to prepare the report have caused a delay in the Company’s preparation of its Annual Report on Form 10-K and release of its final results of operations for the year ended December 31, 2007. The delay has been exacerbated due to the ongoing demands placed on the remaining accounting and finance personnel following the resignation of the Company’s Chief Financial Officer (including, but not limited to, the maintenance of the Company’s remaining and ongoing operations, negotiations with its creditors, selling inventory and other assets, continuing to collect and pay post-petition revenues and expenses, responding to requests for information from creditors, pursuing the Company’s litigation claims, managing the pending litigation claims against the Company, and preparing monthly operating reports for the Bankruptcy Court and U.S. Trustee’s Office). The Company will, when the pending re-organization plan is approved by the Bankruptcy Court, no longer be a public company and intends to file a Form 15 suspending its periodic reporting as a public company concurrently with the Bankruptcy Court’s confirmation.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Jerry Grizzle	405	419-4911
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  See Part III, Narrative, above for a discussion of the reduction in the Company’s personnel, the wind down of the Company’s operations and the Company’s pending Bankruptcy Case.

AMS HEALTH SCIENCES INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03- 28- 2008	By /s/	Jerry Grizzle	Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).